                  Filed by Smurfit-Stone Container Corporation

              Pursuant to Rule 425 under the Securities Act of 1933

                 Subject  Company:  Stone Container Corporation

                           Commission File No. 1-3439

   THE FOLLOWING IS A PRESS RELEASE  DISSEMINATED BY SMURFIT-STONE CONTAINER
        CORPORATION AND STONE CONTAINER CORPORATION ON OCTOBER 26, 2000.

For Immediate Release          Contact:   Carrie Doyle 312-580-4865 (investors)
                                          Meg Gallagher 312-580-2289 (media)
                                          Fax 312-580-3486 www.smurfit-stone.com


                       STONE CONTAINER STOCKHOLDERS APPROVE
                       SERIES E PREFERRED STOCK TRANSACTION

                 Transaction Scheduled to Close November 15, 2000

CHICAGO, October 26, 2000 - Smurfit-Stone Container Corporation (Nasdaq: SSCC) announced today that the stockholders of Stone Container Corporation approved a proposed merger transaction at a special meeting of the company's stockholders. Pursuant to the terms of the merger transaction, each share of Stone Container's $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock, issued and outstanding immediately prior to the effective time, will be canceled and converted into the right to receive one share of Smurfit-Stone's 7% Series A Cumulative Exchangeable Redeemable Convertible Preferred Stock, and $6.4425 in cash. The transaction is expected to occur on November 15, 2000.

     The cash payment represents the amount of accrued and unpaid dividends payable on each share of Series E Preferred Stock as of the effective time of the merger transaction, less an amount intended to cover certain transaction related expenses of $0.12 per share. After the merger transaction is completed, Series E Preferred stockholders will be sent written instructions for exchanging their share certificates. When the merger transaction becomes effective, Series A Preferred Stock will commence trading on a when-issued basis on the Nasdaq National Market under the symbol "SSCCP."

                                     #  #  #

        Smurfit-Stone Container Corporation is the premier manufacturer of paper-and paperboard-based packaging. Smurfit-Stone holds industry-leading positions in the production of containerboard (including white-top linerboard and recycled medium), corrugated containers, industrial bags, and clay-coated recycled boxboard; and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of folding cartons, solid bleached sulfate, paper tubes and cores, and labels. The company operates more than 300 facilities worldwide and employs approximately 40,000 people.